EXHIBIT A(13)(hh)

PRUCO LIFE INSURANCE COMPANY


|  Insured                                  |  Rider for Policy No.
|                                           |
|_____________________________________      |___________________________________


AVIATION RISK EXCLUSION

Conditions of Exclusion.--We will pay the limited payment we describe below, and not what we would otherwise pay, if (1) the Insured dies as a result of travel by, or descent from, any aircraft; and (2) the Insured had any duties or acted in any capacity other than as a passenger at any time during the flight.

But this Exclusion will not apply if all these statements are true of the aircraft: (1) It has fixed wings and a permitted gross takeoff weight of at least 75,000 pounds. (2) It is operated by an air carrier that is certificated under the laws of the United States or Canada to carry passengers to or from places in those countries. (3) It is not being operated for any armed forces for training or other purposes.

As used here, the word aircraft includes rocket craft or any other vehicle for flight in or beyond the earth's atmosphere.

Limited Payment.--The limited payment will be (1) the sum of the premiums that became due and were paid for the insurance on the lnsured's life, minus (2) any contract debt. But if the net cash value, when computed as we state under Contract Value Options, is greater than the limited payment described in the preceding sentence, we will use that net cash value in place of that limited payment. Also, the limited payment will never be more than what we would have paid if this Exclusion were not in the contract.

The limited payment will be payable to the beneficiary for insurance otherwise payable upon the lnsured's death.

Reduced Paid-up, Extended and Other Insurance on the Insured's Life.--This Exclusion also applies to any reduced paid-up or extended insurance that might be in force under the Contract Value Options, if any. We will put the Exclusion in any contract on the lnsured's life to which you change, or for which you exchange, this contract or any of its benefits.

Paid-up Insurance on Other Persons.--This contract might include insurance on the life of someone other than the Insured. And it might have a provision that makes that insurance paid-up if the Insured dies. This Exclusion will not affect any such provision.

Effect of Incontestability.--ln any case where this Exclusion applies, the Incontestability provision of this contract will not be deemed to make us pay more than as we state under Limited Payment.


                           |Rider attached to and made a part of this contract
                           |
                           |Pruco Life Insurance Company,
                           |
                           |
                           | By /s/ ISABELLE L. KIRCHNER
                           |        Secretary
                           |
                           |
                           | Date                        Attest
                           |____________________________________________________


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PLI 87--82                                                    Printed in U.S.A.
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                                     II-213